Exhibit 1

         The name of the Reporting Person is Bluefin Capital, LLC, a Delaware limited liability company ("Bluefin"). Bluefin is a private investment company. The managing member of Bluefin is ComVest Capital LLC, a Delaware limited liability company ("ComVest"). The managing member of ComVest is ComVest Capital Management LLC, a Delaware limited liability company ("Management"), the managing member of which is ComVest Group Holdings, LLC, a Delaware limited liability company ("CGH"). Michael Falk ("Falk") is the Chairman and principal member of CGH. Falk is a citizen of the United States of America.